UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 1-35016

SGOCO Group, Ltd.

21/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

 INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 23, 2019, SGOCO Group, Ltd. (the “Company”) entered into a Share Exchange Agreement (the “Agreement”) with Victor Or for the purchase and sale of Giant Financial Services Limited (“GFS”). GFS is a private company incorporated in Samoa with its principal business engaged in (i) the development, operation and management of an online platform specializing in the provision of one-stop financial technology solutions and services, and (ii) the provision of IT consulting and support services. The Company intends to integrate GFS into its existing platform to support its current business lines.

The total consideration to be paid for GFS is US$ US$64,661,154, which shall be satisfied by (a) the allotment of 15,992,000 shares of the Company to be issued to Mr. Or on the closing date, representing 19.9% of the total issued and outstanding shares of the Company as of the date of the Agreement, (b) the payment of US$21,794,872 in cash, and (c) the balance satisfied by issuance of a promissory note to Mr. Or. The closing of the transaction shall take place after all necessary consents and regulatory approvals have been obtained.

The description of the Agreement contained in this Report on Form 6-K does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement which is filed herewith as Exhibit 4.1, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: December 26, 2019	By:	/s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer

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